Healthcare Merger Corp.

623 Fifth Avenue, 14th Floor

New York, NY 10022

December 10, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jonathan Burr

Re:	Healthcare Merger Corp.
Registration Statement on Form S-1
Filed November 25, 2019, as amended
File No. 333-235253

Dear Mr. Burr:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Healthcare Merger Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Thursday, December 12, 2019, or as soon as thereafter practicable.

Very truly yours,

/s/ Steven J. Shulman
Steven J. Shulman
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Loeb & Loeb LLP